Algonquin Power & Utilities Corp. to Provide Update on Strategic Initiatives at Investor Day

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 15, 2020 to its short form base shelf prospectus dated April 3, 2020.

OAKVILLE, Ontario – December 14, 2020 – Today Algonquin Power & Utilities Corp., ("AQN" or the “Company”) (TSX/NYSE: AQN) the parent company of Liberty, will be hosting its 11th annual Analyst and Investor Day in a virtual format. During the event, members of AQN’s executive team will provide an update on its corporate strategy, including the Company’s strategic pillars of growth, operational excellence and sustainability, and will provide an overview of its financial position.
"2020 been a year of significant achievement for us despite its challenges, including those caused by COVID-19. We have successfully completed the acquisitions of ESSAL and BELCO, reaching a milestone of serving more than one million customer connections while continuing to execute on the Company’s largest construction program in its history with approximately 1,600MW of renewable energy projects,” said Arun Banskota, President and Chief Executive Officer of AQN. “We are pleased to announce our capital plan of $9.4 billion for the period from 2021 through 2025. We believe our organization is well positioned to capitalize on the global growth of infrastructure investments and renewable energy. Our multiple levers of growth, focus on operational excellence and long term commitment to sustainability will be the key foundation in delivering long term value to our shareholders.”
Business Highlights:
•As a business providing mission-critical energy and water services, operational excellence centered on customers remains a key focus in driving organic investments. AQN’s five-year $9.4 billion capital plan includes an expected $6.3 billion of expenditures in the Regulated Services Group, including organic investments in safety and reliability, investments focused on enhancing quality of service for customers and “greening the fleet” initiatives.
•A wholly-owned subsidiary of AQN has entered into an agreement to acquire a 51% interest in a portfolio of four wind facilities from RWE Renewables, a subsidiary of the RWE Group. The wind facilities are expected to have an aggregate capacity of 861 MW, located in the coastal region of south Texas and will benefit from an attractive coastal wind resource. Two wind facilities, representing 421 MW of the total portfolio, have already achieved commercial operations, with the two remaining wind facilities expected to achieve commercial operations in late 2020 and early 2021, respectively. The transaction is expected to close in early 2021 and is subject to customary regulatory approvals.
•The Company has added an expected 385 MW of new development projects to its five-year capital plan, including the Company’s largest solar project, Carvers Creek, a 150 MW solar facility in Virginia with offtake agreements with Amazon and Starbucks. The remaining 235 MW is comprised of two Ohio solar projects for which the Company has recently signed purchase and sale agreements. Closing of these two acquisitions is expected to occur prior to the end of the first quarter of 2021.
•A planned investment in a greenfield development pipeline with approximately 3.4 GW of opportunities, is incremental to the Company’s five-year capital plan.

•Demonstrating its ongoing commitment to sustainability, AQN recently released its 2020 Sustainability Report and its first Climate Change Assessment Report aligned with the Task Force on Climate-Related Financial Disclosure recommendations.
Financial Highlights and Outlook:
•AQN has a five-year capital plan with identified investment opportunities totaling $9.4 billion from 2021 through 2025. Approximately 70% of the capital plan is expected to be invested by the Regulated Services Group, while approximately 30% is expected to be invested by the Renewable Energy Group.
•AQN expects Adjusted Net Earnings per share of $0.71 to $0.76 for the 2021 fiscal year, and forecasts an Adjusted Net Earnings per share compound annual growth rate in the range of 8% to 10% for the five-year period from 2021 through 2025. Please see “Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures” below.
•The Company reiterates its 10% annual dividend growth expectation for 2021, with a targeted 80-90% payout ratio based on Adjusted Net Earnings per share beyond 2021.
All dollar amounts referenced herein are in U.S. dollars unless otherwise noted.
Presentation materials will be available on the website at www.algonquinpower.com.
Conference call details are as follows:

Date:	Monday, December 14, 2020
Time:	9:00 a.m. EST to 11:00am EST
Webcast Access:	http://services.choruscall.ca/links/algonquinpower20201214.html
Presentation also available at: www.algonquinpowerandutilities.com
Dial-in Access:	Toll Free Canada/US	1-800-319-4610
	Toronto local	416-915-3239
Please ask to join the Algonquin Power & Utilities Corp. conference call
About Algonquin Power & Utilities Corp.
Algonquin Power & Utilities Corp, parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $11 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities representing over 2 GW of installed capacity and approximately 1.6 GW of incremental renewable energy capacity under construction or recently constructed.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.

AQN's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “intends”, “plans”, “would”, “forecasts” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to statements regarding: the expected performance and growth of AQN, including expectations regarding future Adjusted Net Earnings per share and dividends; capital expenditure plans; investment opportunities; expected timing for closing the Company’s acquisitions; expected commercial operations dates; and new development projects and greenfield opportunities. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including the factors and assumptions set out under the heading “Forward-Looking Statements and Forward-Looking Information” in AQN’s Management Discussion and Analysis for the three and nine months ended September 30, 2020 (the “Interim MD&A”). In addition, the Company’s expected Adjusted Net Earnings per share range of $0.71 to $0.76 for the 2021 fiscal year assumes (a) at the bottom of the range, a pessimistic COVID-19 scenario, closing of the Company’s previously-announced acquisition of New York American Water in the fourth quarter of 2021 and a conservative renewable resource estimate, and (b) at the top of the range, very minimal COVID-19 impacts, closing of the Company’s acquisition of New York American Water in the second quarter of 2021, a renewable resource estimate consistent with long-term averages and normalized weather. Since forward-looking statements relate to future events and conditions, by their very nature they rely upon assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the Interim MD&A, AQN's Management Discussion and Analysis for the three and twelve months ended December 31, 2019 (the “Annual MD&A”), and AQN’s Annual Information Form for the year ended December 31, 2019, each filed with securities regulatory authorities in Canada and the United States. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The term “Adjusted Net Earnings” is not a recognized measure under U.S. GAAP. There is no standardized measure of “Adjusted Net Earnings” and, consequently, AQN's method of calculating this measure may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “Adjusted Net Earnings”, including a reconciliation to net earnings, is set out below and can also be found in the Interim MD&A and the Annual MD&A.
“Adjusted Net Earnings” is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. AQN uses “Adjusted Net Earnings” to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), changes in value of investments carried at fair value, and other typically non-recurring items as these are not reflective of the performance of the underlying business of AQN. The non-cash accounting charge related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of the Tax Cuts and Jobs Act is adjusted as it is also considered a non-recurring item not reflective of the performance of the underlying business of AQN. AQN believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. “Adjusted Net Earnings” is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Twelve Months Ended December 31
(all dollar amounts in $ millions except per share information)	2019	2018
Net earnings attributable to shareholders	$530.9	$185.0
Add (deduct):
Loss (gain) on derivative financial instruments[1]	(0.3)	0.6
Realized (loss) gain on energy derivative contracts	(0.2)	0.1
Other Losses	15.1	0.8
Loss (gain) on foreign exchange	3.1	(0.1)
Acquisition-related costs	11.6	0.7
Change in value of investments carried at fair value[3]	(278.1)	138.0
Costs related to tax equity financing	—	1.3
Other non-recurring adjustments	2.2	—
U.S. Tax Reform and related deferred tax adjustments[2]	—	(18.4)
Adjustment for taxes related to above	37.0	4.2
Adjusted Net Earnings	$321.3	$312.2
Adjusted Net Earnings per share	$0.63	$0.66

1.Excludes the gain related to the discontinuation of hedge accounting on an energy hedge put in place early in the development of the Sugar Creek Wind Project (See Note 24(b)(iv) in the Company’s annual audited consolidated financial statements).
2.Represents the non-cash accounting adjustment related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of U.S. Tax Reform.
3.See Note 8 in the Company’s annual audited consolidated financial statements.

	Nine Months Ended September 30
(all dollar amounts in $ millions except per share information)	2020	2019
Net earnings attributable to shareholders	$278.3	$358.8
Add (deduct):
Loss (gain) on derivative financial instruments	(1.7)	0.2
Realized loss on energy derivative contracts	(1.0)	(0.2)
Other net losses[2]	44.8	14.2
Loss (gain) on foreign exchange	(5.6)	0.1
Change in value of investments carried at fair value[1]	(95.7)	(180.0)
Other non-recurring adjustments	1.0	—
Adjustment for taxes related to above[3]	18.8	24.6
Adjusted Net Earnings	$238.9	$217.7
Adjusted Net Earnings per share	$0.43	$0.43

1.See Note 6 in the Company’s unaudited interim consolidated financial statements.
2.See Note 16 in the Company’s unaudited interim consolidated financial statements.
3.Includes a one-time tax expense of $9.3 million to reverse the benefit of deductions taken in the prior year. See Note 15 in the Company’s unaudited interim consolidated financial statements.

Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@AQNorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500